EXHIBIT 21

Verizon Communications Inc. and Subsidiaries

Principal Subsidiaries of Registrant at December 31, 2004

Name	Jurisdiction of Organization

Verizon California Inc.	California

Verizon Delaware Inc.	Delaware

Verizon Florida Inc.	Florida

Verizon Hawaii Inc.	Hawaii

Verizon Maryland Inc.	Maryland

Verizon New England Inc.	New York

Verizon New Jersey Inc.	New Jersey

Verizon New York Inc.	New York

Verizon North Inc.	Wisconsin

Verizon Northwest Inc.	Washington

Verizon Pennsylvania Inc.	Pennsylvania

Verizon South Inc.	Virginia

GTE Southwest Incorporated (d/b/a Verizon Southwest)	Delaware

Verizon Virginia Inc.	Virginia

Verizon Washington, DC Inc.	New York

Verizon West Virginia Inc.	West Virginia

Cellco Partnership (d/b/a Verizon Wireless)	Delaware

Verizon Capital Corp.	Delaware

Verizon Global Funding Corp.	Delaware

Verizon Information Services Inc.	Delaware

Verizon International Holdings Ltd.	Bermuda